Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 8 July 2004
RG/rmj5848
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 16.58% of voting rights)	8 July 2004	H
Abstract from Commercial Register following capital reduction	5 July 2004	A

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Zellweger R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N°. 1263-28-82-5087

Equity CN

Search Options Related Info CRL Jul 8 2004 10:41

GIVAUDAN POTENTIALLY HOLDS 16.58% OF ITS OWN VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that following the reduction of its share capital to 7'800'000 registered shares (totalling 78'000'000CHF) through cancellation of 200'000 shares repurchased during Givaudan SA's current buy back operation, it held on July 6 2004 202'450 own registered shares (carrying 2.60% of voting rights), 545'270 put options on own stock (short position, carrying potentially 6.99% of voting rights) and 545'469 call options on own stock (long position carrying potentially 6.99% of voting rights). Total holding carries potentially 16.58% of voting rights.

file N° 1263-2B-82-5087

REGISTRE DU COMMERCE DE GENÈVE

Extrait avec éventuelles radiations

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
N° féd. CH-660-0028929-4

Givaudan SA

inscrite le 05 août 1929
Société anonyme

Réf.	Raison Sociale
1	~~Givaudan-Roure (International) SA~~
11	~~Givaudan-Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Dates des Statuts

Réf.	Date	Réf.	Date
1	27.02.1992	17	09.05.2000 10.05.2000
4	18.05.1994 (nouv. stat.)	21	02.05.2002
11	10.09.1997	24	11.04.2003
16	04.04.2000 (nouv. stat.)	27	16.04.2004

But, Observations

1 But:
~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~

1 Administration:
un ou plusieurs membres.

4 But:
~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~

16 But:
fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de publication
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
6	Communication aux actionnaires: lettre

f.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~6'000 actions de CHF 1'000, au porteur.~~
6	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~600'000 actions de CHF 10, nominatives~~
7	~~CHF 86'256'270~~	~~CHF 86'256'270~~	~~8'625'627 actions de CHF 10, nominatives~~
1	~~CHF 87'256'270~~	~~CHF 87'256'270~~	~~8'725'627 actions de CHF 10, nominatives~~
4	~~CHF 80'000'000~~	~~CHF 80'000'000~~	~~8'000'000 actions de CHF 10, nominatives~~
7	CHF 78'000'000	CHF 78'000'000	7'800'000 actions de CHF 10, nominatives

	Apports en nature, reprises de biens, avantages particuliers
21	Apport en nature et reprise de biens: selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	~~Barrelet Charles E., de Boveresse, à Céligny~~	~~adm. président~~	~~signature collective à 2~~
1		m 13	~~Amic Jean F., de France, à Paris, F~~	~~adm. délégué directeur général~~	~~signature collective à 2~~
1		5	~~Froidevaux Jean-Claude, de Muriaux, à Satigny~~	~~adm. délégué directeur général adjoint~~	~~signature collective à 2~~
1		15	~~Gerber Fritz, de Röthenbach im Emmental, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
1		10	~~Höchli Oskar, de Klingnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		m 6	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		2	~~"Price Waterhouse SA", succursale à Genève~~	~~réviseur~~	
1		12	~~Abderhalden Hans, de Mogelsberg, à Jona~~	~~directeur~~	~~signature collective à 2~~
1		10	~~Muller Peter M., de Winterthour, à Therwil~~	~~directeur~~	~~signature collective à 2~~
1		9	~~Thalmann Jean-Nicolas, de Fribourg, à Confignon~~	~~directeur~~	~~signature collective à 2~~
1		3	~~Margot Charles-André, de Sainte-Croix, à Genève~~	~~directeur adjoint~~	~~signature collective à 2~~
1		m 18	~~de Rougemont C. Pascal, de Neuchâtel, à Genève~~	~~sous-directeur~~	~~signature collective à 2~~
1		6	~~Duffey Michel, de Hauteville, à Chéserex~~	~~sous-directeur~~	~~signature collective à 2~~
1		10	~~Gay Paul Michel, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~Gonckel Adrien, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		3	~~Gounod Charles-Emmanuel, de France, à Divonne-les-Bains, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~Petitpierre Vincent, de Couvet, à Lausanne~~	~~sous-directeur~~	~~signature collective à 2~~
1		20	~~Avettand-Fenoel François, de France, à Genève~~		~~procuration collective à 2~~
1		6	~~Bozzato Giuliano, d'Italie, à Gy~~		~~procuration collective à 2~~
1		6	~~Dowse David, des USA, à Genève~~		~~procuration collective à 2~~
1		6	~~Dubuis Jean-Claude, de Corbeyrier, à Borex~~		~~procuration collective à 2~~
1		6	~~Oberhänsli Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~Pittet Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~Sager Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~
2		16	~~"Revisuisse Price Waterhouse SA", succursale de Genève~~	~~réviseur~~	
3		m 6	~~Andersen Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~Vock Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~
	6	m 15	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~Andresen Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	**Nom et Prénoms, Origine, Domicile**	**Fonctions**	**Mode Signature**
6		m 8	~~Kälin Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
7		10	~~De Falcis Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~Ruether Franz-Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~Zellweger Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~Pieren Laurent, d'Adelboden, à Nyon~~	~~sous-directeur~~	~~signature collective à 2~~
	13	m 18	~~Amic Jean F., de France, à Paris, F~~	~~adm. vice-président~~	~~signature collective à 2~~
13		m 19	~~Garavagno Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~Mussche Marie-Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15			Meier Henri B., de Buttisholz, à Bâle	adm. président	signature collective à 2
15			Hoffmann André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~Leuenberger Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			Marthinsen John, des USA, à Boston, USA	adm.	signature collective à 2
15			Schierenbeck Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15			Witmer Jürg, de Langendorf, à Arlesheim	adm.	signature collective à 2
16			"PricewaterhouseCoopers SA", succursale de Genève	réviseur	
	18		Leuenberger Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~Amic Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~de Rougemont C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		de Rougemont C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			Bachmeier Bruce, des USA, à Genève		signature collective à 2
19		22	~~Büttler Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		Garavagno Roberto, de Genève, à Genève		signature collective à 2
	19		Gonckel Adrien, de France, à Gex, F		signature collective à 2
19			Louis Vincent, de Gléresse, à Genève		signature collective à 2
	19		Petitpierre Vincent, de Couvet, à Lausanne		signature collective à 2
	19		Pieren Laurent, d'Adelboden, à Nyon		signature collective à 2
19			Stalder Marco, de Marbach, à Zollikon		signature collective à 2
19			Vock Othmar, de Zurich, à Itingen		signature collective à 2
19			Wirtz Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			Wullschleger Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		Zellweger Rita, de Zurich, à Genève		signature collective à 2
19			Zilliox Marie-Jean, de France, à Ornex, F		signature collective à 2
20			Frater Georg, de Greifensee, à Winterthur		procuration collective à 2
20			Sievert Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20			Simmons John, de Grande-Bretagne, à Zurich		procuration collective à 2
23		26	~~Bonjour Michel, de Lignières, à La Tour-de-Peilz~~	~~adm.~~	~~signature collective à 2~~
23			Siggen Christian, de Chalais, à Saint-Prex		signature collective à 2
25			Kopf Martin, de Küttigen, à Founex		signature collective à 2
25			McStea John Anthony, de Grande-Bretagne, à Hölfstein		signature collective à 2
26			Fuhrmann Dietrich, d'Allemagne, à Saint-Sulpice (NE)	adm.	signature collective à 2

Canton de Genève Registre du Commerce

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
0		report		

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
1	4945	25.05.1993	14.06.1993	3083

éf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
2	8306	20.08.1993	06.09.1993	4684
4	5370	06.06.1994	21.06.1994	3468
6	8705	16.09.1994	03.10.1994	5457
8	1032	29.01.1997	12.02.1997	953
10	4931	22.05.1997	06.06.1997	3873
12	9653	27.08.1998	03.09.1998	6100
14	2283	23.02.2000	29.02.2000	1390
16	4906	02.05.2000	08.05.2000	3085
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6
24	7269	27.06.2003	03.07.2003	9
26	4810	20.04.2004	26.04.2004	6

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
3	3176	23.03.1994	06.04.1994	1834
5	6880	19.07.1994	03.08.1994	4343
7	4094	19.04.1995	01.05.1995	2394
9	4846	20.05.1997	04.06.1997	3801
11	10603	06.10.1997	21.10.1997	7671
13	3541	30.03.1999	07.04.1999	2233
15	4761	26.04.2000	02.05.2000	2932
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8
25	1106	26.01.2004	02.02.2004	8
27	7941	05.07.2004		

Inscription non encore publiée mais approuvée par l'office fédéral du registre du commerce (art. 115, al. 2 ORC)

Genève, le 07 juillet 2004

Copie certifiée conforme

- 7 JUIL. 2004

Le préposé
~~par délégation~~

Canton de Genève
Registre du Commerce

Fin de l'extrait

Seul un extrait certifié conforme, signé et muni du sceau du registre, a une valeur légale.